March 10, 2006

VIA EDGAR AND OVERNIGHT MAIL

Jay Webb, Reviewing Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	LTX Corporation
Form 10-K for the Year Ended July 31, 2005
Filed October 11, 2005
File No. 0-10761

Ladies and Gentlemen:

As counsel for LTX Corporation (the “Company” or “LTX”), I submit by this letter the supplemental information the Staff has requested. We received the Staff’s comments regarding the Company’s Form 10-K for the fiscal year ended July 31, 2005, by letter dated February 28, 2006 from Jay Webb, Reviewing Accountant (the “Comment Letter”). The Company’s responses to the Staff’s comments contained in the Comment Letter are set forth below and each response is preceded by the SEC request to which the response relates, in italics.

Form 10-K for the fiscal year ended July 31, 2005

Consolidated Balance Sheets, page 27

1.	In future filings, please present goodwill and intangibles separately on the face of the balance sheet as required by paragraphs 42 and 43 of SFAS 142.

In response to this comment, we will in future filings present goodwill and intangibles separately on the face of the balance sheet as required by paragraphs 42 and 43 of SFAS 142, as requested by the Staff.

Report of Independent Registered Public Accounting Firm, page 49

2.	Please revise to include a signed report of the Independent Registered Public Accounting Firm as required by Rule 2-02(a) of Regulation S-X. Also, refer to Item 302 of Regulation S-T, which addresses signatures in electronic filings.

We will revise to include a signed report of the Independent Registered Public Accounting Firm as required by Rule 2-02(a) of Regulations S-X. We plan to file

Jay Webb, Reviewing Accountant

March 10, 2006

within approximately the next week an amendment on Form 10K/A to include the signed report.

If you have any questions regarding the foregoing, please call the undersigned at (781) 467-5478.

Very truly yours,

/s/ Joseph A. Hedal
Joseph A. Hedal General Counsel

cc:	Ms. Angela J. Crane
Mr. Dennis Hult
Ms. Mark J. Gallenberger